Exhibit 12.1
VECTOR GROUP LTD.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands, Except Ratios)
(Unaudited)

	Nine Months Ended September 30,		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Earnings as defined:
Pre-tax income	25,180	110,868	123,157	85,570	28,537	94,572	126,603
Distributions from investees	12,807	6,316	9,322	12,212	6,715	13,741	9,878
Interest expense	114,647	63,400	93,939	72,572	104,415	37,998	51,871
(Income) in equity of affiliate	(20,969)	(17,597)	(19,966)	(23,963)	(15,213)	(24,399)	(16,243)
Interest portion of rental expense (1)	1,194	1,045	1,438	1,223	1,301	1,275	1,309
Total earnings	132,859	164,032	207,890	147,614	125,755	123,187	173,418
Fixed charges as defined:
Interest expense	114,647	63,400	93,939	72,572	104,415	37,998	51,871
Interest portion of rent expense (1)	1,194	1,045	1,438	1,223	1,301	1,275	1,309
Total fixed charges	115,841	64,445	95,377	73,795	105,716	39,273	53,180
Ratio of earnings to fixed charges	1.15	2.55	2.18	2.00	1.19	3.14	3.26

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(1) One-third of rent expense is the portion deemed representative of the interest factor.